                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                               RSI Holdings, Inc.
---------------------------------------------------------------------------
                                (Name of Issuer)


                                     Common Stock
---------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   749723 10 2
---------------------------------------------------------------------------
                                 (CUSIP Number)


Joe F. Ogburn, 102 West Marion, Shelby, North Carolina 28150 704-487-8977
---------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)



                                November 11,1996
---------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 749723 10 2                                        PAGE  2  OF  15  PAGES
          -----------                                             ---    ---
---------------------------------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Joe F. Ogburn
---------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (a)  [ ]
                                                                                               (b)  [x]
---------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
---------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
              PF
---------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   [ ]
---------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
=========================================================================================================

         NUMBER OF             7     SOLE VOTING POWER
          SHARES                     155,426 (See Note in Response to Item 5)
       BENEFICIALLY            --------------------------------------------------------------------------
         OWNED BY              8     SHARED VOTING POWER
           EACH                      550
         REPORTING             --------------------------------------------------------------------------
          PERSON               9     SOLE DISPOSITIVE POWER
          WITH                       155,426  (See Note in Response to Item 5)
                               --------------------------------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     550
=========================================================================================================
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          155,976
---------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                    [x]
---------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.0
---------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
---------------------------------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.   2 of 15

                                  SCHEDULE 13D


CUSIP NO. 749723 10 2                                        PAGE  2  OF  15  PAGES
          -----------                                             ---    ---
---------------------------------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Charles M. Bolt
---------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (a)  [ ]
                                                                                               (b)  [x]
---------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
---------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
              PF
---------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   [ ]
---------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
=========================================================================================================

         NUMBER OF             7     SOLE VOTING POWER
          SHARES                     284,556  (See Note in Response to Item 5)
       BENEFICIALLY            --------------------------------------------------------------------------
         OWNED BY              8     SHARED VOTING POWER
           EACH                      -0-
         REPORTING             --------------------------------------------------------------------------
          PERSON               9     SOLE DISPOSITIVE POWER
          WITH                       284,556  (See Note in Response to Item 5)
                               --------------------------------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     -0-
=========================================================================================================
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          284,556
---------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                    [x]
---------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.6
---------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
---------------------------------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.   2 of 15

                                  SCHEDULE 13D


CUSIP NO. 749723 10 2                                        PAGE  2  OF  15  PAGES
          -----------                                             ---    ---
---------------------------------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Charles C. Mickel
---------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (a)  [ ]
                                                                                               (b)  [x]
---------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
---------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
              PF
---------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   [ ]
---------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
=========================================================================================================

         NUMBER OF             7     SOLE VOTING POWER
          SHARES                     812,658
       BENEFICIALLY            --------------------------------------------------------------------------
         OWNED BY              8     SHARED VOTING POWER
           EACH                      44,523
         REPORTING             --------------------------------------------------------------------------
          PERSON               9     SOLE DISPOSITIVE POWER
          WITH                       812,658
                               --------------------------------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     44,523
=========================================================================================================
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          857,181
---------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                    [x]
---------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          10.9
---------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
---------------------------------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 15

                                  SCHEDULE 13D


CUSIP NO. 749723 10 2                                        PAGE  2  OF  15  PAGES
          -----------                                             ---    ---
---------------------------------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Minor Mickel Shaw
---------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (a)  [ ]
                                                                                               (b)  [x]
---------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
---------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
              PF
---------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   [ ]
---------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
=========================================================================================================

         NUMBER OF             7     SOLE VOTING POWER
          SHARES                     804,936
       BENEFICIALLY            --------------------------------------------------------------------------
         OWNED BY              8     SHARED VOTING POWER
           EACH                      17,186
         REPORTING             --------------------------------------------------------------------------
          PERSON               9     SOLE DISPOSITIVE POWER
          WITH                       804,936
                               --------------------------------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     17,186
=========================================================================================================
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          822,122
---------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                    [x]
---------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          10.4
---------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
---------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 15

                                  SCHEDULE 13D


CUSIP NO. 749723 10 2                                        PAGE  2  OF  15  PAGES
          -----------                                             ---    ---
---------------------------------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Mary W. Murphy
---------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (a)  [ ]
                                                                                               (b)  [x]
---------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
---------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
              PF
---------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   [ ]
---------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
=========================================================================================================

         NUMBER OF             7     SOLE VOTING POWER
          SHARES                     11,921  (See Note in Response to Item 5)
       BENEFICIALLY            --------------------------------------------------------------------------
         OWNED BY              8     SHARED VOTING POWER
           EACH                      171
         REPORTING             --------------------------------------------------------------------------
          PERSON               9     SOLE DISPOSITIVE POWER
          WITH                       11,921  (See Note in Response to Item 5)
                               --------------------------------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     171
=========================================================================================================
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          12,092
---------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                    [x]
---------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Less than one-quarter percent
---------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
---------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 15

      THIS SCHEDULE 13D IS FILED ON BEHALF OF JOE F. OGBURN, CHARLES M. BOLT, CHARLES C. MICKEL, MINOR MICKEL SHAW, AND MARY W. MURPHY. THESE INDIVIDUALS COORDINATED WITH ONE ANOTHER, AS WELL AS WITH MATTHEW J. MARRON, JR., IN CONNECTION WITH THEIR RECENT INDIVIDUAL PURCHASES OF COMMON STOCK, $.01 PAR VALUE ("COMMON STOCK") OF RSI HOLDINGS, INC. (THE "COMPANY"). BECAUSE OF THIS COORDINATION, THESE INDIVIDUALS MAY BE DEEMED TO CONSTITUTE A "GROUP" WITHIN THE MEANING OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE AGGREGATE OWNERSHIP OF COMMON STOCK OF THE COMPANY ("COMMON STOCK") OF THESE INDIVIDUALS IS 2,172,027. THESE INDIVIDUALS DO NOT BELIEVE THAT THEY SHOULD BE TREATED AS A GROUP AND ARE FILING THIS SCHEDULE 13D PURELY AS A CAUTIONARY MEASURE. THEY BELIEVE THAT, EVEN IF A GROUP WERE FORMED AS A RESULT OF THEIR COORDINATION IN CONNECTION WITH THE PURCHASE, THE GROUP WAS DISBANDED IMMEDIATELY AFTER THE PURCHASE. THE INDIVIDUALS HAVE NO AGREEMENT WITH EACH OTHER WITH RESPECT TO THE VOTING, HOLDING OR DISPOSITION OF THE SHARES OF COMMON STOCK OWNED BY THEM. COLLECTIVELY, THESE INDIVIDUALS SHALL BE REFERRED TO AS "PURCHASERS". SOME OF THE PURCHASERS ALREADY HAVE SCHEDULES 13D ON FILE. THIS FILING SHALL BE DEEMED TO BE AN AMENDMENT TO SUCH FILINGS.


ITEM 1.     SECURITY AND ISSUER

      a.    Title of class of equity securities: Common Stock

      b.    Name and address of principal executive offices of issuer:

            RSI Holdings, Inc.
            245 East Broad Street, Suite A
            Greenville, SC 29601

ITEM 2.     IDENTITY AND BACKGROUND

            Below is set forth information with respect to each of the
Purchasers:

      a.    Name:

            Matthew J. Marron, Jr.

      b.    Business address:

            245 East Broad Street, Suite A
            Greenville, SC  29601

      c.    Principal occupation and address:

            President of CambridgeBanc, Inc., a subsidiary of RSI Holdings, Inc., engaged in the business of originating and selling home improvement loans secured by liens on improved property. Correspondence relating to this filing should be sent care of RSI Holdings, Inc.
            245 East Broad Street, Suite A
            Greenville, SC 29601


      a.    Joe F. Ogburn

      b.    102 West Marion, Shelby, NC 28150

      c.    Treasurer and Vice President
            RSI Holdings, Inc.
            102 West Marion
            Shelby, NC 28150



      a.    Charles M. Bolt

      b.    3000 N. E. 48th Street
            No. 301
            Fort Lauderdale, FL 33308

      c. Director and Former President of Distribution of RSI Holdings, Inc. 245 East Broad Street, Suite A
            Greenville, SC 29601


      a.    Charles C. Mickel

      b.    245 East Broad Street, Suite A
            Greenville, SC 29601

      c.    Vice President
            Micco Corporation (Investments)
            Post Office Box 795
            Greenville, SC 29602

      a.    Minor Mickel Shaw

      b.    Post Office Box 795
            Greenville, SC 29602

      c.    President, Micco Corporation (Investments)
            Post Office Box 795
            Greenville, SC 29602

      a.    Mary W. Murphy

      b.    245 East Broad Street, Suite A
            Greenville, SC 29601

      c.    Executive Administrator
            RSI Holdings, Inc.
            245 East Broad Street, Suite A
            Greenville, SC 29601

      d.    Criminal Proceeding

            During the last five years, none of the Purchasers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      e.    Civil Proceeding

            During the last five years, none of the Purchasers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      f.    Citizenship:

            Each of the Purchasers is a citizen of the United States of America.



ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Each of the Purchasers spent the amounts set forth below in connection with their individual purchases, in each case, from his or her own personal funds:


                        Agreement     Settlement        Number of
                          Date            Date            Shares      Price

Matthew J. Marron, Jr.  11-08-96       11-11-96           40,100    $ 8,822
Joe F. Ogburn           11-11-96       11-14-96           14,500      3,190
Charles M. Bolt         11-11-96       11-14-96           35,350      7,777
Charles C. Mickel       11-11-96       11-14-96          132,500     29,150
Minor Mickel Shaw       11-11-96       11-14-96          132,500     29,150
Mary W. Murphy          11-11-96       11-14-96            2,850        627

ITEM 4.  PURPOSE OF TRANSACTION

         Each of the Purchasers acquired the stock for personal investment. At this time, except as set forth below, none of the Purchasers has any other plan or proposal which relates to or would result in:

      a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; except that each of the Purchasers, acting independently, may acquire from time to time with personal funds additional shares of Common Stock to hold as an investment.

      b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

      c. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

      d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      e. Any material change in the present capitalization or dividend policy of the issuer;

      f. Any other material change in the issuer's business (except for supporting management's announced business plans) or corporate structure;

      g. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

      h. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      i. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      j. Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Below is set forth information regarding the securities held by the
Purchasers:


      a. Number of shares beneficially owned: Matthew J. Marron, Jr.

          Number of Shares                  Percentage

             40,100                         .51%


      b. Number of shares as to which there is:

         (i)      Sole power to vote or to direct the vote:
                  40,100

         (ii)     Shared power to vote or direct the vote:
                  - 0 -

         (iii)    Sole power to dispose or to direct the disposition:
                  40,100

         (iv)     Shared power to dispose or to direct the disposition:
                  - 0 -



a. Number of shares beneficially owned: Joe F. Ogburn


   Number of Shares                     Percentage

       155,976*                            2.0%

         *The above total includes 20,000 shares subject to employee stock options held by Mr. Ogburn which are presently exercisable.


b. Number of shares as to which there is:

         (i)      Sole power to vote or to direct the vote:
                  155,426

         (ii)     Shared power to vote or direct the vote:

         (iii)    Sole power to dispose or to direct the disposition:
                  155,426

         (iv)     Shared power to dispose or to direct the disposition:
                  550

         (v)      Parties with whom stock powers are shared:

                  Mr. Ogburn may be deemed to share the power to vote and to direct the disposition with respect to an aggregate of 550 shares of Common Stock held by his wife, Jessie S. Ogburn. Information with respect to Mrs. Ogburn is set forth below:

                          MRS. JESSIE S. OGBURN
                          Teacher
                          208 Belvedere Avenue
                          Shelby, North Carolina  28150


                          Business Address:
                          Shelby High School
                          East Dixon Boulevard
                          Shelby, North Carolina   28150

                  During the last five years, the above individual has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The foregoing individual is a United States citizen.


a. Number of shares beneficially owned: Charles M. Bolt

       Number of Shares                  Percentage

          284,556*                          3.6%

         *The above total includes 20,000 shares subject to employee stock options held by Mr. Bolt which are presently exercisable.

b. Number of shares as to which there is:

         (i)      Sole power to vote or to direct the vote:
                  284,556

         (ii)     Shared power to vote or direct the vote:
                  - 0 -

         (iii)    Sole power to dispose or to direct the disposition:
                  284,556

         (iv)     Shared power to dispose or to direct the disposition:
                  - 0 -

a. Number of shares beneficially owned: Charles C. Mickel

      Number of Shares                  Percentage

         857,181*                         10.9%

         *Mr. Mickel owns 812,658 shares of Common Stock of RSI Holdings, Inc., directly. Mr. Mickel is an officer and a director of Center, Inc., and Micco Corporation, a corporation of which he is an officer, director and one quarter shareholder, owns one-half of the outstanding preferred stock of Center, Inc. The figure shown above includes 44,523 shares of the Company's common stock owned by Center, Inc. Mr. Mickel disclaims beneficial ownership of the shares owned by Center, Inc.

b. Number of shares as to which there is:

         (i)      Sole power to vote or to direct the vote:
                  812,658

         (ii)     Shared power to vote or direct the vote:
                  44,523

         (iii)    Sole power to dispose or to direct the disposition:
                  812,658

         (iv)     Shared power to dispose or to direct the disposition:
                  44,523

         (v)      Parties with whom stock powers are shared:

                  Mr. Mickel may be deemed to share the power to vote and to direct the disposition with respect to an aggregate of 44,523 shares of Common Stock held by Center, Inc. Information with respect to Center, Inc. is set forth below:

                        a.      State of organization: South Carolina

                        b.      Principal business: Investments

                        c.      Address of principal business and office:

                                Post Office Box 9278
                                Greenville, SC 29604-9278

                 The other directors and executive officers of Center, Inc., are as follows:

                        C. THOMAS WYCHE (President, Secretary and Director) Attorney
                        Business Address:
                        Wyche, Burgess, Freeman & Parham, P.A. (Law Firm) Post Office Box 728
                        Greenville, SC 29602

                        E. J. HOOPER (Assistant Secretary)
                        Administrative Assistant
                        Wyche, Burgess, Freeman & Parham, P.A. (Law Firm) Post Office Box 728
                        Greenville, SC 29602

         During the last five years, the above individuals have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The foregoing individuals are citizens of the United States.

         a. Number of shares beneficially owned: Minor Mickel Shaw

           Number of Shares              Percentage

                822,122*                   10.4%

         *Mrs. Shaw owns 802,188 shares of Common Stock of RSI Holdings, Inc., directly. Each of Mrs. Shaw and her husband is custodian for three accounts for the benefit of their children under the Uniform Gift to Minors Act. The figure shown above includes the aggregate of 19,934 shares of Common Stock held in these accounts. Mrs. Shaw is sole custodian for 2,748 of the shares of Common Stock held by these accounts. Mrs. Shaw's husband is sole custodian for 17,186 shares of Common Stock held by these accounts. Mrs. Shaw disclaims beneficial ownership of the shares of Common Stock for which her husband is sole custodian.


     b.   Number of shares as to which there is:

         (i)      Sole power to vote or to direct the vote:
                  804,936 (includes 2,748 shares held as custodian)

         (ii)     Shared power to vote or direct the vote:
                  17,186

         (iii)    Sole power to dispose or to direct the disposition:
                  804,936 (includes 2,748 shares held as custodian)

         (iv)     Shared power to dispose or to direct the disposition:
                  17,186

         (v)      Parties with whom stock powers are shared:

                  Mrs. Shaw may be deemed to share the power to vote and to direct the disposition with respect to an aggregate of 17,186 shares of Common Stock held by her husband, Dr. Harold Shaw, as custodian for their children. Information with respect to Dr. Shaw is set forth below:

                          DR. HAROLD SHAW
                          Ophthalmologist
                          Jervey Eye Group

                          Business Address:
                          Cross Creek Medical Park

                          20-A Medical Ridge Drive
                          Greenville, South Carolina  29605

                  During the last five years, the above individual has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The foregoing individual is a United States citizen.


   a.    Number of shares beneficially owned: Mary W. Murphy

      Number of Shares                     Percentage

        12,092*                     Less than one-quarter percent

         *The above total includes 5,000 shares subject to employee stock options held by Ms. Murphy which are presently exercisable.


   b.    Number of shares as to which there is:

         (i)      Sole power to vote or to direct the vote:
                  11,921

         (ii)     Shared power to vote or direct the vote:
                  171

         (iii)    Sole power to dispose or to direct the disposition:
                  11,921

         (iv)     Shared power to dispose or to direct the disposition:
                  171

         (v)      Parties with whom stock powers are shared:

                  Ms. Murphy may be deemed to share the power to vote and to direct the disposition with respect to an aggregate of 171 shares of Common Stock held by her husband, Mr. Jerry Murphy. Information with respect to Mr. Murphy is set forth below:

                                       MR. JERRY MURPHY
                                       Postmaster
                                       201 Wiltshire Court, Easley, SC  29642

                                       Business Address:
                                       Postmaster
                                       United States Post Office
                                       Travelers Rest, SC 29690

                              During the last five years, the above individual has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The foregoing individual is a United States citizen.


      c. Description of transactions in the class of securities effected during the past sixty days:

         Other than the transactions described in response to Item 3, there have been no transactions within the last 60 days in the shares of RSI Holdings, Inc., by any of the Purchasers.

      d. Statement regarding right of any other person to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

         Not applicable.

      e. Statement regarding the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

         Not applicable.


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

         1. Agreement among signortories of this form pursuant to Rule 13d-1(f) with respect to its filing.

         SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     November 21, 1996
----------------------------            /s/ Joe F. Ogburn
            Date                        -------------------------
                                        Joe F. Ogburn

                                        /s/ Charles M. Bolt
                                        -------------------------
                                        Charles M. Bolt

                                        /s/ Charles C. Mickel
                                        -------------------------
                                        Charles C. Mickel

                                        /s/ Minor M. Shaw
                                        -------------------------
                                        Minor M. Shaw

                                        /s/ Mary W. Murphy
                                        -------------------------
                                        Mary W. Murphy



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